EXHIBIT 28

Robert W. Lougee, Jr.                             Thomas L. Lavelle
Vice President and Director,                    Manager, Media Relations
Financial Communications                       (401) 278-3003
(401)278-5879


               FLEET FINANCIAL GROUP STOCKHOLDERS
           APPROVE MERGER WITH SHAWMUT NATIONAL CORP.

    Transaction Will "Propel Fleet Into Entirely New League
      In Banking World," Fleet Chairman Tells Stockholders


   Providence, R.I., June 21, 1995: Fleet Financial Group stockholders today overwhelmingly approved the proposed merger of Fleet and Shawmut National Corp.

   Terrence Murray, chairman and chief executive officer, informed stockholders attending Fleet's Annual Meeting here that Shawmut stockholders also approved the transaction at that company's annual meeting held earlier today in Boston.

   The shareholder authorizations clear the way for merger completion by the end of this year, pending various state and federal regulatory approvals.

   Murray described how the merger with Shawmut will "propel
Fleet into an entirely new league in the banking world."

   In addition to making Fleet one of the top 10 banks in the United States, the merger will give Fleet "the financial strength and visibility we need to compete effectively on a national level in the new world of banking," Murray said. Competing at that level will create many new challenges, but "Fleet is up to this challenge," he asserted.

   Describing Fleet's mission "to be a leading financial services provider as well as the customer's choice to access, manage, and move money," Murray said the combination of Fleet and Shawmut will help achieve that objective by enhancing Fleet's current regional leadership and creating a "solid foundation for Fleet's continued growth and increased profitability."

   After the merger, Fleet will have "powerful competitive positions in most of our product lines. These include consumer deposits, commercial banking, small business banking, private banking, cash management, mortgage originations, ATMs, branches, and government banking," Murray said.

   The merger also will give Fleet a strong national presence. It will be "number two in mortgage servicing, in the top three in mortgage originations, and number one in third-party student loan processing" and "will rank well into the top 10 in communications lending, asset-based lending, and commercial real estate," Murray added. Fleet also has sizable consumer finance and equipment leasing businesses and its combined discount brokerage businesses will be the fifth largest among all U.S. banks.

Future Growth

   Looking further ahead, Murray said that even though the merger with Shawmut will bring Fleet closer to being the customer's provider of choice, the company will need "to grow and enhance its business further in order to compete in the financial services industry of the future."

   To that end, Fleet will "look to further expand its nonbank-related interests, such as processing businesses, to arrive at greater balance between interest-rate driven and fee-based income sources." The company's commitment to efficiency "will remain intact" so Fleet can compete with nonbank competitors that do not face the same regulatory hurdles and related expenses banks face. "And anticipated changes in banking laws," Murray noted, "would enable Fleet to diversify into entirely new arenas such as insurance and investment banking."

Other Annual Meeting Actions

   In addition to authorizing the Fleet-Shawmut merger, Fleet stockholders approved the following:

        Amendment and restatement of the corporation's
        Articles of Incorporation to increase the authorized shares of Fleet Financial Group common stock from 300 million to 600 million, and change its par value from $1.00 per share to $.01 per share;

        Election of five directors for three-year terms:
        Bradford R. Boss, James F. Hardymon, Arthur C.
        Milot, John A. Reeves and John R. Riedman.
        Effective with the merger of Fleet and
        Shawmut, Fleet's Board will consist of 20 members, 12 of whom will be appointed by Fleet's chairman and Board and eight of whom will be appointed by Shawmut's chairman and Board;

        The election of KPMG Peat Marwick LLP as the corporation's independent auditors for the year ending December 31, 1995.

   Fleet Financial Group is a $48-billion diversified financial services company listed on the New York Stock Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, consumer finance, asset-based lending, equipment leasing, investment management, and student loan processing.